Exhibit 99.1

ASX ANNOUNCEMENT	17 February 2025

Notice Under Section 708A(5)(e) of the Corporations Act

This notice is given by Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

Details of securities issued
Type:	Shares
Class/Description:	Fully paid ordinary shares
ASX Code:	ATH
Date of Issue:	17 February 2025
Number Issued:	1,165,841,830

The Company gives notice pursuant to section 708A(5)(e) of the Corporations Act that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	sections 674 and 674A of the Corporations Act; and

3.	as at the date of this notice there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.

/s/ Abby Macnish Niven
Abby Macnish Niven

Company Secretary

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytherapeutics.com